Meeder Financial & The Flex-funds®

3rd Quarter 2010 Review

This is Bob Meeder, President of Meeder Financial and The Flex-funds. Welcome to our 3rd quarter 2010 Quarterly Status Review. This quarter, we have divided our quarterly review into two presentations, each of which is less than 10 minutes. This presentation will focus on the recent performance of the markets and our current investment strategies and allocations. The second presentation will focus on recent economic trends and other key drivers that could affect the financial markets. We trust you will find this new format beneficial and we welcome your feedback.

S&P 500 – Past Year

3.9%
YTD through
September 2010
Sep 30, 2010 : ^GSPC 1,141.20
SMA(50) 1,104.36
SMA(200) 1,117.84
SMA(300)
S&P 500
50 Da
200 Day
300 Day
1,150
1,100
1,050
1,000
950
900
© 2010 Yahoo! Inc.
2009
Nov
Dec
2010
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

2

This chart summarizes the S&P 500 for the past year. The Blue line is the S&P 500, the red, green and yellow lines are the 50 day, 200 day and 300 day moving averages for the S&P 500. A 7.0% advance in July followed by a 4.5% decline in August, resulted in a decline of -4.6% for the S&P 500 from the first of the year through 8/31/2010. September then brought us the best monthly performance for a September in the past 70 years, rising 8.9%. Year-to-Date, through September 30, the S&P 500 was up 3.9%. As you can see here, after falling below the 50, 200 and 300 day moving averages multiple times in the last four months, the S&P 500 is now firmly above all three moving averages. This is one of the many constructive indicators leading us to believe that the risk/reward relationship of the stock market is improving, and we are correspondingly increasing our equity exposure in our defensive equity funds and portfolios.

January 2003 – December 2004
Election Year
Rates
1,200
1,150
1,100
1,050
1,000
950
900
850
800
© 2010 Yahoo! Inc.
2003 Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2004 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

January 2009 – September 2010
Election Year
Rates
1.20K
1.10K
1K
0.90K
0.80K
0.70K
© 2010 Yahoo! Inc.
2009 Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2010 Feb Mar Apr May Jun Jul Aug Sep

Source: Bloomberg

3

The similarity to the 2003-2004 time period in the market that we discussed last quarter, continued in the 3rd quarter of 2010.

Some other similarities -- like 2010, 2004 was an election year. Additionally, In June 2003, the fed finished lowering the fed fund rate to the then unheard of low of 1%, much like the low interest rates we have experienced since December 2008. Looking at the sum total of 2004, we can see 3 or 4 similar declines in the stock market, during the summer and into the election. History never repeats itself perfectly, but there are at least some fairly major similarities to 2004. The summer of 2010 also followed 2004’s choppy trading pattern. If this similarity continues, we could see further improvements in the markets after the election. In our Economic update, Dale Smith has some very interesting historical comparisons surrounding mid-term election cycles and taxes.

Dow Jones Industrial Average October 1966 – March 1976

1,050
1,000
950
900
850
800
750
700
650
600
© 2010 Yahoo! Inc.
1967
1968
1969
1970
1971
1972
1973
1974
1975
1976

S&P 500 Index October 1998 – September 2010

1.50K
1.40K
1.30K
1.20K
1.10K
1K
0.90K
0.80K
0.70K
© 2010 Yahoo! Inc.
1998
2000
2002
2004
2006
2008
2010

4

Another interesting pattern is to compare the last 12 years of the stock market to the markets of the late 60s and early to mid 70’s. Again, the remarkable similarity, including two major bear markets, just like we have had this past decade, is quite intriguing. After the stock market made its low in 1974, it then proceeded to advance back to its old highs made in 1969 and 1973. So the million dollar question is can the current market repeat what happened from 1975 to 1977 and advance back to its highs made in 2000 and 2007?

Anywhere But Europe

Aug 20, 2010 : ^GSPC 1,071.6899 ^RUT 610.78 EEM 41.02 EZU 30.96
Avoided developed international since late 2009
Small Caps
Large Caps
Europe
Emerging Mkts
5%
-5%
-10%
-15%
-20%
© 2010 Yahoo! Inc.
2010
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

5

One last set of graphic comparisons. Here, we compare Large Cap stocks, as represented by the S&P 500 in blue, with other major market indices, including Small Cap Stocks in Red, Emerging Market stocks, in green and European stocks, in yellow. After leading for much of 2010, small cap stocks have come back to the pack, relative to other indices. After lagging for the first 6 months of the year, emerging markets outperformed on a relative basis in the third quarter. As a result, the year to date performance of all 3 of these indices are very similar. The lone exception is Europe, which is partially due to the well documented credit troubles of several European nations. An important point I would like to make is that we exited all developed international market positions, of which Europe makes up approximately 60%, in late 2009. To date, we continue to avoid this sector. However we are approximately 12% invested in Emerging Markets. Further details can be found in our separate economic commentary on our website.

S&P Sector Leadership

	12/31/09-4/23/10		4/23/10-8/31/10		8/31/10-9/30/10
Consumer Discr.	19.8%	Telecom	4.7%	Info Tech	12.1%
Industrials	19.0%	Utilities	-0.1%	Industrials	11.2%
Financials	16.7%	Consumer Staples	-4.9%	Consumer Discr.	11.0%
S&P 500	9.2%	Healthcare	-10.6%	Energy	9.1%
Energy	7.7%	Materials	-11.1%	S&P 500	8.9%
Info Tech	6.9%	S&P 500	-12.7%	Healthcare	8.8%
Materials	5.9%	Consumer Discr.	-15.7%	Telecom	7.9%
Consumer Staples	4.9%	Industrials	-15.8%	Materials	7.5%
Healthcare	0.4%	Energy	-17.0%	Financials	6.0%
Utilities	-1.6%	Info Tech	-17.2%	Consumer Staples	5.4%
Telecom	-6.2%	Financials	-19.4%	Utilities	2.6%

6

To briefly look at the separate market sectors, we have divided 2010 into 3 separate time periods. First, the period up to the market peak in late April, the second from the end of April to August 31 and finally, the month of September. Interestingly, the top 5 sectors that led during the first four months, were also the worst 5 performing sectors during the subsequent 4 month period. September created yet another pattern, where some of the more aggressive sectors again outperformed, including Consumer Discretionary and Industrials. Our underweight in Technology helped us during the first 8 months of the year. However we recently have upgraded this sector to a more neutral position. Additionally, we were overweighted in the materials sector throughout the summer, which helped our performance as this sector has outperformed since the April 23rd peak.

Where We Are Investing Now

Data as of September 30, 2010

Growth & Aggressive Growth Portfolios

- Maintained overweight in mid- and small-cap stocks.
- Continued overweight in Materials.
- Increased Technology exposure to a neutral weighting.
- Reduced Healthcare exposure to neutral weighting.
- Still avoiding Developed International, reintroduced Emerging Market exposure.

7

Our current investment strategies and allocations through the 3rd quarter as it relates to our growth and aggressive growth portfolios, have maintained an overweight position in both mid cap and small cap stocks. We have continued our overweight to materials, we increased our exposure in technology from an underweight to neutral weight, and reduced our health care exposure from an overweight to neutral. Based on our quantitative models, we reintroduced our emerging market position, but we continue to avoid the developed international market space.

Where We Are Investing Now

Data as of September 30, 2010

Defensive Equity Portfolios

- Partially Defensive since May 2010 (20 – 30% defensive).
- Continued developments may lead us to increase equity exposure.
- Equity holdings very similar to Growth Portfolios.

8

In our Defensive Equity Portfolios, we continue to maintain the partially defensive position we established in May, but we have recently increased our total equity market exposure. Our investment models that measure the risk reward relationship of the stock market have been steadily improving. Should the stock market remain relatively stable, we would anticipate a continued increase in exposure to the stock market for our defensive portfolios. The actual equity holdings remain very similar to our Growth Portfolios.

Where We Are Investing Now

Data as of September 30, 2010

Defensive Fixed Income Portfolios

- Fixed Income Models indicate intermediate term rates may rise.
- Target maturity: Below benchmark
- Overweight Corporate Bonds, underweight Treasuries

9

And finally, our fixed income models indicate that intermediate term rates may start to increase. As a result, we continue to maintain an average weighted maturity slightly below our benchmark. We also continue to overweight investment grade corporate bonds, a position that has aided in our performance over the first 9 months of 2010.

Contact Us

Meeder Financial, Inc.

6125 Memorial Drive
Dublin, OH 43017
Phone: 866.633.3371
www.meederfinancial.com
clientservices@meederfinancial.com

10

Thank you for your time. We encourage you to review the second presentation focusing on recent economic trends and other potential key drivers that could affect the financial markets.

If you have questions or comments on the material presented or the new format of our Quarterly Review, please feel free to call or send us an email.

Again, thank you for joining us today.

Meeder Financial & The Flex-funds®

Economic Outlook and Review

3rd Quarter 2010

1

Hello. This is Dale Smith, Chief Investment Officer of Meeder Financial. Welcome to our 3rd quarter 2010 Economic Outlook and Review Webcast. In this brief presentation, we will touch on 4 key drivers of economic and market performance, including overall production and corporate profitability, the election and taxes, housing, and global markets.

ISM Index

Remained above
50, continued
overall growth
65
60
55
50.0
45
40
35
30
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10

Source: Bloomberg

2

The Institute for Supply Management’s monthly Purchasing Manager’s index is a timely indicator of economic activity that is a good proxy for GDP. A reading above 50 indicates economic expansion. The ISM index has been above 50 for 16 consecutive months now. The decline from the peak it reached last spring is consistent with the deceleration of growth in our economy. As this occurred, many investors began to worry about the potential for a so called double-dip recession. However, this indicator has remained solidly above 50, indicating continued overall growth.

S&P 500 Earnings

$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
12/31/2000
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010E
12/31/2011E

Source: Standard & Poor's

3

This slide summarizes earnings per share of the S&P 500 for the past several years along with consensus expectations for the remainder of 2010 and for 2011. The important takeaway here is that next year, earnings are currently expected to exceed their previous high in 2006. While we’re not making a forecast, the last time S&P earnings reached the level expected for next year, the S&P was trading at a level 25% higher than the current level of the index.

Dow Jones Industrial Average

Gain/Annum When (1912-2009):

	Gain/Annum
Capital Gain Tax Hike	6.1%
Capital Gain Tax Cut	19.5%
Median, All Years	8.0%

4

In 1912, Congress first enacted a capital gains tax and has since changed the rate on 18 different occasions. This chart shows the average return of the Dow under 3 different scenarios. In the past, markets have increased, on average, 6.1% in the year after a capital gains tax hike. Meanwhile, markets have increased, on average, 19.5% in the year following a capital gain tax cut. This compares with the median return in the market of 8% over the past 98 years. The unusual nature of specifically having to address the expiration of a tax cut makes the current time period more unique. Many believed that a capital gain tax hike was virtually guaranteed as of December 31, but more recently there is a growing thought, some might say hope, that the current rate will be extended, at least temporarily. With history as a guide, an extension should be viewed as a positive for the markets.

Dow Jones Industrial Average

Since 1896, Gain/Annum With:

	Gain/Annum	% of Time
Rep. Pres, Rep. Congress	7.0%	23.7%
Rep. Pres, Dem. Congress	2.2%	20.1%
Rep. Pres, Congress Split	-4.2%	11.0%
Dem. Pres, Dem. Congress	7.0%	36.0%
Dem. Pres, Rep. Congress	9.6%	9.1%
Dem. Pres, Congress Split	N/A	0.0%

5

Continuing with our election theme. This slide summarizes the average return of the Dow under 6 different scenarios going back to 1896. When there has been a Republican President and a Republican Congress, or when there has been a Democratic President and a Democratic Congress, as there is right now, the markets have averaged a 7% return. When there has been a Republican President and a Democratic Congress, markets have averaged a 2.2% return. Historically, the worst combination has been a Republican President and a split Congress, where the markets have averaged a negative 4.2% return. The best combination has been when there has been a Democratic President and a Republican controlled Congress, when markets have returned, on average, 9.6%. Interestingly, the combination of a Democratic President and a split Congress has not occurred since the inception of the Dow 114 years ago.

S&P 500 Four-Year Presidential Cycle

Average Return by Quarter (1929-2009)

8
6
4
2
0
-2
Y2Q1
Y2Q2
Y2Q3
Y2Q4
Y3Q1
Y3Q2
Y3Q3
Y3Q4
Y4Q1
Y4Q2
Y4Q3
Y4Q4
Y1Q1
Y1Q2
Y1Q3
Y1Q4

6

Each 4 year presidential cycle contains 16 quarters. This slide summarizes the average quarterly return of the S&P 500 for each of the 16 quarters within the presidential cycle since 1929. Interestingly, the 3 quarters with the highest average return are the 4th quarter of the second year of the cycle, the quarter we just started, and the subsequent 2 quarters. If this historical trend continues, we would be in for a very positive 9 months in the equity markets.

% of Mortgages that are Delinquent

12
10
8
6
4
2
0
Mar-79
Mar-81
Mar-83
Mar-85
Mar-87
Mar-89
Mar-91
Mar-93
Mar-95
Mar-97
Mar-99
Mar-01
Mar-03
Mar-05
Mar-07
Mar-09
10%
Currently
Historical Average 4 - 6%

7

One area that we have discussed every quarter for the past several years and an area of continuing concern is housing. The % of mortgages that are delinquent continue at elevated levels. While the historical average trends in the 4 to 6% range, over the past year, it has been closer to 10%.

Delinquent Mortgages

Cure Rate History
30 Day Delinquent Cure Rate
60 Day Delinquent Cure Rate
90 Day Delinquent Cure Rate
Cure Rate
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2005Q1
2005Q2
2005Q3
2005Q4
2006Q1
2006Q2
2006Q3
2006Q4
2007Q1
2007Q2
2007Q3
2007Q4
2008Q1
2008Q2
2008Q3
2008Q4
2009Q1
2009Q2

Source: Loan Performance, Amherst Securities

8

To make matters worse, the cure rate for delinquent mortgages has declined at an alarming rate. Whereas 3 or 4 years ago, more than 80% of mortgages that had fallen more than 30 days past due were brought back to a current status, now less than 30% of such mortgages eventually work out with a positive conclusion. The cure rate for 60 day and 90 day delinquent mortgages have similarly declined. These failures ultimately create additional housing supply via foreclosures, which continues to put downward pressure on housing prices.

2010 GDP Growth Forecast

Germany
United Kingdom
Euro-zone
France
Japan
Australia
Canada
United States
Russia
Brazil
India
China
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
12/09
09/10

Source: Goldman Sachs

9

Turning to international markets, this chart is a forecast of growth from Goldman Sachs for the major developed economies around the world along with the so called BRIC economies of Brazil, Russia, India and China. This chart illustrates the divergence in economic recoveries experienced in the developed vs the developing nations. On average, it is estimated that developed markets will increase approximately 2.5% this year compared to a growth rate of nearly 8% for the BRIC economies. This is but one of many reasons we have increased our exposure to emerging markets in our equity portfolios over the past several months.

European Bond Spreads

Basis points, 10-year bond spread to German bonds
1200
1000
800
600
400
200
0
August FOMC
Avoided investment in Europe for all of 2010
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Source: Bloomberg
Italy
Spain
Ireland
UK
Greece
Portugal

10

And finally, significant concerns remain over the creditworthiness of many European governments. This chart shows the spread between various European countries’ 10 year government bonds with those of Germany, normally considered one of the safer economies in Europe. These spreads have recently climbed back to the levels seen during the European debt crises last spring. For this, and many other reasons on our models, we have successfully avoided investment in Europe for all of 2010.

Contact Us

Meeder Financial, Inc.
6125 Memorial Drive
Dublin, OH 43017
Phone: 866.633.3371
www.meederfinancial.com
clientservices@meederfinancial.com

Thank you for listening to our 3rd quarter economic outlook presentation. I encourage you to also listen to our brief 3rd quarter market review and our current investment positioning presentation also found on our web site.